UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

APOLLO RESIDENTIAL MORTGAGE, INC.

(Name of the Issuer)

APOLLO RESIDENTIAL MORTGAGE, INC.

ARM MANAGER, LLC

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

ACREFI MANAGEMENT, LLC

ARROW MERGER SUB, INC.

APOLLO GLOBAL MANAGEMENT, LLC

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

8.00% Series A Cumulative Redeemable Perpetual Preferred Stock,

$0.01 par value $25.00 mandatory liquidation preference

(Title of Classes of Securities)

03763V102

03763V201

(CUSIP Numbers of Classes of Securities)

Michael A. Commaroto	Stuart A. Rothstein Apollo Commercial Real Estate Finance, Inc.
Apollo Residential Mortgage, Inc. ARM Manager, LLC	ACREFI Management, LLC Arrow Merger Sub, Inc.
c/o Apollo Global Management, LLC	c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor	9 West 57th Street, 43rd Floor
New York, New York 10019	New York, New York 10019
(212) 515-3200	(212) 515-3200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Raymond Lin, Esq.	Steven Epstein, Esq.	Jay L. Bernstein, Esq.
Thomas Christopher, Esq.	Abigail Bomba, Esq.	Clifford Chance US LLP
William Cernius, Esq. Latham & Watkins LLP 885 Third Ave	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	31 West 52nd Street New York, New York 10019 (212) 878-8000
New York, New York 10022
(212) 906-1200

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$428,892,326	$43,189.46

(*)	Calculated solely for purposes of determining the filing fee. The transaction value was calculated based upon the market value of AMTG common stock (the securities to be acquired in the transaction) in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (i) $13.37, the average of the high and low prices per share of AMTG common stock as reported on the New York Stock Exchange on April 1, 2016 and (ii) 32,078,708, the estimated maximum number of shares of AMTG common stock that may be acquired in the transaction, including shares reserved for issuance (on a net exercise basis, as applicable) under outstanding AMTG equity awards.

(**)	The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001007 by the aggregate transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,477.99	Filing Party: Apollo Commercial Real Estate Finance, Inc.

Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-210632)	Date Filed: April 6, 2016

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”); (b) ARM Manager, LLC, a Delaware limited liability company and the manager of AMTG (“AMTG Manager”); (c) Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (“ARI”); (d) ACREFI Management, LLC, a Delaware limited liability company and the manager of ARI (“ARI Manager”); (e) Arrow Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and (f) Apollo Global Management, LLC, a Delaware limited liability company (“Apollo”), of which AMTG Manager and ARI Manager are indirect subsidiaries (collectively, the “Filing Persons”).

On February 26, 2016, AMTG, ARI and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into AMTG (the “first merger”), with AMTG continuing its existence under Maryland law as the surviving entity in the first merger and, promptly after the first merger, AMTG will merge with and into ARI (the “second merger” and, together with the first merger, the “mergers”), with ARI continuing its existence under Maryland law as the surviving entity in the second merger. This Transaction Statement relates to the mergers.

Concurrently with the filing of this Transaction Statement, ARI is filing with the SEC a registration statement on Form S-4 (“Form S-4”), which contains a proxy statement/prospectus, which includes (i) a prospectus of ARI under Section 5 of the Securities Act of 1933, as amended, with respect to the ARI common stock and ARI preferred stock to be issued pursuant to the Merger Agreement and (ii) a notice of meeting and a proxy statement of AMTG under Section 14(a) of the Securities Exchange Act of 1934, as amended, relating to the special meeting of AMTG common stockholders, at which AMTG common stockholders will be asked to consider and vote upon the proposals to (1) approve the first merger and the other transactions contemplated by the Merger Agreement, (2) to adjourn the AMTG special meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to approve the first merger and the other transactions contemplated by the Merger Agreement at the time of the special meeting, and (3) the merger-related named executive officer compensation proposal. A copy of the proxy statement/prospectus is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in responses to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information in the proxy statement/prospectus. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

The filing of this Transaction Statement is not an admission by any of the Filing Persons that AMTG is “controlled” by Apollo, ARM Manager, ARI, ARI Manager or any affiliate of Apollo, ARM Manager, ARI, ARI Manager for purposes of Rule 13e-3. As of April 1, 2016, certain subsidiaries of Apollo, including AMTG Manager and their respective affiliates as well as affiliates of ARI, own less than one percent of outstanding shares of AMTG common stock (and, as a result, have no ability, acting on their own, to cause the election or removal of a member of the AMTG board of directors (the “AMTG Board”)), the transactions contemplated by the Merger Agreement were negotiated by and unanimously recommended by a special committee of the AMTG Board which was composed solely of directors not affiliated with ARI, and the completion of the proposed transaction is subject to the approval of the holders of a majority of the outstanding shares of AMTG common stock other than those shares held by any affiliate of Apollo.

Item 1.	Summary Term Sheet (Regulation M-A, Item 1001)

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

Item 2.	Subject Company Information (Regulation M-A Item 1002)

(a) Name and Address.

Apollo Residential Mortgage, Inc.

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, New York 10019

(212) 515-3200

(b) Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“The AMTG Special Meeting—Record Date; Who Can Vote at AMTG’s Special Meeting”

(c) Trading and Market Price. The information set forth in the proxy statement/prospectus under the caption “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

(d) Dividends. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“The Agreements—Description of the Merger Agreement—Covenants and Agreements—Conduct of Business of AMTG Pending the Mergers”

“Comparative Per Share Market Price and Dividend Information”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.	Identity and Background of Filing Persons (Regulation M-A Item 1003)

(a)-(c) Name and Address, Business and Background of Entities, Business and Background of Natural Persons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Parties to the Transaction”

“The Parties”

“Summary—Relationships among Apollo, AMTG, ARI and Athene”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction—Relationships among Apollo, AMTG, ARI and Athene”

“Where You Can Find More Information; Incorporation by Reference”

AMTG

The current business address of AMTG and each of its executive officers and directors, is c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, New York 10019, and the business telephone number of each such entity or person is (212) 515-3200.

During the past five years none of AMTG or any of its directors and executive officers have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The names and material occupations, positions, offices or employment during the past five years of the directors and executive officers of AMTG are as follows:

Fredrick N. Khedouri—Director. Mr. Khedouri has been the Chairman of the AMTG Board since its initial public offering (the “AMTG IPO”) in July 2011. Mr. Khedouri has also been a Vice President of AMTG Manager and a member of AMTG Manager’s Investment Committee since July 2011. He is a Partner of Apollo Management International LLP and serves as a member of the Investment Committee and as Chief Investment Officer of Apollo European Principal Finance Fund L.P., a fund that commenced operations in 2007 and focuses primarily on financial assets in Western Europe. Mr. Khedouri also serves on the board of directors for Avant Tarjeta, Establecimiento Financiero de Crédito, S.A., a Spanish credit institution, and EVO Banco, S.A., a Spanish bank. Prior to joining Apollo in 2008, Mr. Khedouri spent 22 years in the investment banking and mortgage-backed securities division of Bear Stearns & Co. Inc. Mr. Khedouri became a Senior Managing Director at Bear Stearns & Co. Inc. in 1991. In the course of his career there, he oversaw the firm’s activities relating to the U.S. savings and loan crisis from 1989 to 1993, leading over $35 billion of residential and commercial mortgage securities offerings for the Resolution Trust Corporation, the government agency responsible for liquidating the assets of failed institutions. He subsequently served as global head of the financial institutions investment banking group. In 2006, he transferred to London to manage the firm’s U.K. and European mortgage and asset-backed securities principal investing, mortgage origination, and advisory and underwriting businesses. Prior to joining Bear Stearns & Co. Inc. in 1987, he served in senior policy posts in the White House under President Reagan. From 1981 to 1985, he was deputy for policy and Associate Director for Natural Resources, Energy and Science in the White House Office of Management and Budget. From 1985 to 1987, he was Assistant to the Vice President for policy and Deputy Chief of Staff to Vice President George Bush. Mr. Khedouri graduated from the University of Chicago with an AB in European History. He graduated from the University of Texas School of Law and joined the State Bar of Texas in 1976. Mr. Khedouri was selected to serve as a director on the AMTG Board because of his depth of knowledge about the real estate industry and his extensive managerial and executive experience. Mr. Khedouri is a citizen of the United States.

Mark C. Biderman—Director. Mr. Biderman has been a member of the AMTG Board since the AMTG IPO in July 2011. Mr. Biderman has also served on the board of directors of ARI (the “ARI Board”) since November 2010. Since February 2011, Mr. Biderman had served as a member of the board of directors of Atlas Energy G.P., LLC, General Partner of Atlas Energy, L.P. (NYSE: ATLS), an energy focused master limited partnership. Since August 2010, Mr. Biderman has been a member of the board of directors of the Full Circle Capital Corporation (NASDAQ: FULL), an externally managed business development company. Mr. Biderman served as a member of the board of directors of Atlas Energy, Inc.,an independent natural gas producer that also owned an interest in an energy services provider, from July 2009 through February 2011. Since January 2009, Mr. Biderman has been a consultant focused on the financial services sector. Mr. Biderman served as Vice Chairman of National Financial Partners Corp. (NYSE: NFP), a benefits, insurance and wealth management services firm, from September 2008 through December 2008. From November 1999 until September 2008, he served as NFP’s Executive Vice President and Chief Financial Officer. From 1987 to 1999, Mr. Biderman served as Managing Director and Head of the Financial Institutions Group at CIBC World Markets, or CIBC, an investment banking firm, and its predecessor, Oppenheimer & Co., Inc. Prior to investment banking, he was an equity research analyst covering the commercial banking industry. Mr. Biderman was on the “Institutional Investor” All American Research Team from 1973 to 1985 and was First Team

Bank Analyst in 1974 and 1976. Mr. Biderman chaired the Due Diligence Committee at CIBC and served on the Commitment and Credit Committees. He serves on the Board of Governors and as Treasurer of Hebrew Union College-Jewish Institute of Religion, on the Board of Trustees of Congregation Rodeph Sholom, on the Board of Directors and as Treasurer of Center for Jewish Life Princeton University—Hillel and on the Board of Governors and as Treasurer of the Noyac Golf Club. Mr. Biderman is a Chartered Financial Analyst. Mr. Biderman received a BSE degree, with high honors, in chemical engineering from Princeton University and an MBA from the Harvard Graduate School of Business Administration. Mr. Biderman qualifies as an “audit committee financial expert” under the guidelines of the SEC. Mr. Biderman was selected to serve as a director on the AMTG Board because of his business acumen and valuable operational experience. Mr. Biderman is a citizen of the United States.

Thomas D. Christopoul—Director. Mr. Christopoul has been a member of the AMTG Board since the AMTG IPO in July 2011. Mr. Christopoul has been an executive vice president and co-founder of 54 Madison Partners, LLC since July 2015. Prior to that, from January 2015 to July 2015 he was a Senior Partner of Cain Hoy Enterprises, an affiliate of Guggenheim Partners, where he was Senior Managing Director of Global Real Estate and Infrastructure from April 2012 to December 2014. Prior to that, Mr. Christopoul was Executive Chairman of GPS Industries, LLC, a developer, manufacturer and distributor of cart-mounted global positioning system technology for the global golf industry, from 2009 to 2012 and Executive Chairman of Rita’s Water Ice, LLC, a company that operates and franchises an Italian ice concept in the United States from 2010 to 2012. From 2009 to 2013, he served as an Operating Partner at Falconhead Capital, LLC, a private equity firm in New York City. From June 2007 to August 2009, he served as President and Chief Executive Officer of Resources Connection, Inc. (NASDAQ: RECN), a multinational professional services firm, where he also served as an independent member of the board of directors from January 2006 to June 2007. Prior to October 2005, Mr. Christopoul served as Chairman and Chief Executive Officer of the Marketing Services Division of Cendant Corporation (NYSE: CD), or Cendant. During his more than 10 years with Cendant, he led worldwide human resources and information technology, marketing and a broad array of corporate staff functions on a global basis through his service in a number of senior executive positions, including: Chairman and Chief Executive Officer of the Financial Services Division of Cendant, where he managed Jackson-Hewitt Tax Services; Senior Executive Vice President and Chief Administrative Officer; Executive Vice President of Corporate Services; Senior Vice President of Human Resources and Vice President of Human Resources for HFS Inc. (Hospitality Franchise Systems, Cendant’s predecessor). Prior to HFS Inc. and Cendant, he was the Director of Labor Relations for the Nabisco Biscuit Company from 1992 to 1995 and also worked for the Pepsi-Cola Company from 1998 to 1992. He is a member of the boards of directors of several privately held companies. Mr. Christopoul graduated from Rutgers University with a BA and from Purdue University with an MS degree where he is a distinguished alumnus. Mr. Christopoul qualifies as an “audit committee financial expert” under the guidelines of the SEC. Mr. Christopoul was selected to serve as a director on the AMTG Board because of his extensive managerial and executive experience. He is also a director of Rexnord Corporation (NYSE: RXN). Mr. Christopoul is a citizen of the United States.

Michael A. Commaroto—Director, President and Chief Executive Officer. Mr. Commaroto has been a member of the AMTG Board since 2014 and has served as AMTG’s Chief Executive Officer and President since the AMTG IPO in July 2011. Mr. Commaroto is also the Chief Executive Officer and President of AMTG Manager and the head of AMTG Manager’s Investment Committee. Mr. Commaroto has also been the Chief Executive Officer-Capital Markets of Vantium Management, L.P., an Apollo-sponsored investment manager with a focus on investing in a static pool of residential mortgage loans in both whole loan and securitized forms, since 2008. Prior to joining Vantium Management, L.P., Mr. Commaroto was at Deutsche Bank AG (NYSE: DB), or Deutsche Bank, as the U.S. Head of Whole Loan Trading from 2000 to 2007. Prior to joining Deutsche Bank, Mr. Commaroto spent over 16 years at Credit Suisse First Boston and its predecessor companies, where, among other responsibilities, he managed the whole loan trading and finance business for the Principal Trading Group and the Mortgage Department. Mr. Commaroto started his career at Arthur Andersen & Co. where he focused on auditing broker dealers and investment banks. Mr. Commaroto graduated from Union College with a BA in economics and from the University of Rochester with an MBA with a concentration in accounting and finance. Mr. Commaroto has been selected to serve as a director on the AMTG Board because of his extensive experience in the residential mortgage industry. Mr. Commaroto is a citizen of the United States.

James E. Galowski—Director. Mr. Galowski has been a member of the AMTG Board since June 2015. Mr. Galowski has been Senior Portfolio Manager, Corporate Structured Credit at Apollo since April 2012. Prior to joining Apollo, Mr. Galowski was a Partner at Stone Tower Capital (“STC”) from September 2006 to April 2012, where he was responsible for overseeing STC’s investment activities in structured credit. From June 1990 to September 2005, Mr. Galowski served as Managing Director with WestLB in New York, London and Singapore. In Singapore, he was responsible for the bank’s Financial Markets activities in the Asia Pacific region with trading rooms in Hong Kong, Singapore, Tokyo, Sydney and Shanghai. From March 2012 to September 2005, he was a Managing Director and served on the Board and Executive Committee of WestLB Asset Management (U.S.) LLC, which ultimately became Brightwater Capital Management. While in London, Mr. Galowski focused on the re-organization of the bank’s European Treasury operations and served as the acting Group Treasurer of the Thomas Cook Group. While with WestLB in New York, Mr. Galowski was responsible for the ABS portfolio management business. From June 1985 to July 1990, Mr. Galowski served as a Senior Trader with the Canadian Imperial Bank of Commerce. Mr. Galowski graduated from St. John’s University with a BS in Finance and from Fordham University’s School of Business with an MBA. Mr. Galowski was selected to serve as a director on the AMTG Board because of his extensive background in the financial services industry and management. Mr. Galowski is a citizen of the United States.

Fredrick J. Kleisner—Director. Mr. Kleisner has been a member of the AMTG Board since the AMTG IPO in July 2011. Mr. Kleisner served as President and a director of Hard Rock Hotel Holdings, LLC, a destination casino and resort company, from October 2007 to March 2011. From December 2007 until March 2011, Mr. Kleisner also served as Chief Executive Officer of Morgans Hotel Group Co. (NASDAQ: MHGC), or Morgans, a hospitality company, and as President and Chief Executive Officer (including interim President and Chief Executive Officer) of Morgans from September 2007 until March 2009. Mr. Kleisner also served as a director of Morgans from February 2006 until March 2011. From January 2006 to September 2007, Mr. Kleisner was the Chairman and Chief Executive Officer of Rex Advisors, LLC, a hotel advisory firm. From August 1999 to December 31, 2005, Mr. Kleisner served as President, Chief Operating Officer and, from March 2000 to August, 2005, Chief Executive Officer of Wyndham International, Inc., or Wyndham International, a global hotel company. Mr. Kleisner also has served as Chairman of Wyndham International’s Board from October 2000 to August 2005. From January 1998 to August 1999, he served as President and Chief Operating Officer of The Americas for Starwood Hotels & Resorts Worldwide, Inc. Hotel Group. He has held senior positions with Westin Hotels and Resorts Worldwide, where he served as President and Chief Operating Officer from 1995 to 1998, Interstate Hotels Company, where he served as Executive Vice President and Group President of Operations from 1990 to 1995, The ITT Sheraton Corporation, where he served as Senior Vice President, Director of Operations, North America Division-East from 1985 to 1990, and Hilton Hotels, Corp. where for 16 years he served as General Manager of several landmark hotels. Since 2013, Mr. Kleisner serves as a director of Caesars Entertainment Corporation (NASDAQ: CZR). Mr. Kleisner has served as a director of Innkeepers USA Trust, a subsidiary of Apollo Investment Corporation (NASDAQ: AINV), from November 2007 to August 2010, and serves as a director of Kindred Healthcare, Inc. (NYSE: KND), a healthcare services company, since April 2009. He is currently a director of Playtime, LLC, a manufacturer of antibacterial and antimicrobial playground equipment and play systems, and Aimbridge Hospitality, Inc., a hotel investment and management firm. He also serves as a Real Estate Investment Management Advisory Board member of Michigan State University’s Eli Broad College of Business, School of Hospitality Business. Mr. Kleisner graduated from Michigan State University with a BA in Hotel Management, completed advanced studies at the University of Virginia, Darden School of Business and attended The Catholic University of America. Mr. Kleisner qualifies as an “audit committee financial expert” under the guidelines of the SEC. Mr. Kleisner was selected to serve as a director on the AMTG Board because of his strong operating, management and real estate investment experience. Mr. Kleisner is a citizen of the United States.

Hope S. Taitz—Director. Ms. Taitz has been a member of the AMTG Board since the AMTG IPO in July 2011. Since 2004, Ms. Taitz has acted as a consultant in the retail/consumer industries and, since April 2011, has served as a director of Athene Holding Ltd. and Athene Life Re Ltd. Since July 2011 Ms. Taitz has served as a director of Athene Annuity & Life Assurance Company. Since December 2012, Ms. Taitz has served as a director of Athene Life Insurance Company of New York. Since August 2013, Ms. Taitz has served as a director of Diamond Resorts International, Inc. Since October 2013, Ms. Taitz has served as a director of Athene Annuity and Life Company, Athene USA and Athene Annuity & Life Assurance Company of New York. Since July 2014, Ms. Taitz has served as a director of Lumenis Ltd. (NASDAQ: LMNS), a healthcare company. Since January 2015, Ms. Taitz has served as a director of MidCap FinCo Holdings Limited, MidCap FinCo Limited and MC Feeder Limited. From 1995 to 2003, Ms. Taitz was Managing Partner of Catalyst Partners, L.P., a money management firm focused on special situations in both debt and equity in sectors including retail, consumer and specialty finance. From 1990 to

1992, Ms. Taitz was a Vice President at The Argosy Group (now part of the Canadian Imperial Bank of Commerce (NYSE: CM)) specializing in financial restructuring before becoming a Managing Director at Crystal Asset Management, from 1992 to 1995. From 1986 to 1990, Ms. Taitz was at Drexel Burnham Lambert, first as a mergers and acquisitions analyst and then as an associate in the leveraged buyout group. Ms. Taitz is a founding executive member of Youth Renewal Fund, Pencils of Promise and Girls Who Code. Ms. Taitz graduated with honors from the University of Pennsylvania with a BA in Economics. Ms. Taitz was selected to serve as a director on the AMTG Board of because of her extensive background in finance and her management experience. Ms. Taitz is a citizen of the United States.

Gregory W. Hunt—Chief Financial Officer, Treasury and Secretary. Mr. Hunt began his term as AMTG’s Chief Financial Officer, Treasurer and Secretary in March 2016. Mr. Hunt began his term as Chief Financial Officer and Treasurer of Apollo Investment Corporation in May 2012. Previously, Mr. Hunt was Executive Vice President and Chief Financial Officer for Yankee Candle, which he joined in April 2010. Prior to joining Yankee Candle, Mr. Hunt served as the Executive Vice President of Strategic and Commercial Development for Norwegian Cruise Lines from 2007 to 2009. Prior to joining Norwegian Cruise Lines, Mr. Hunt served as Chief Financial Officer and Chief Restructuring Officer of Tweeter Home Entertainment Group, Inc. from 2006 to 2007 and Chief Financial Officer and Co-Chief Executive of Syratech Corporation from 2001 to 2006. Prior to Syratech, Mr. Hunt held several senior financial leadership positions including Chief Financial Officer of NRT Inc., Culligan Water Technologies, Inc. and Samsonite Corporation. Mr. Hunt also serves as a Director of LogicSource, Inc. and as a member of the Board of Advisors for the University of Vermont School of Business. Mr. Hunt earned a bachelor’s degree in accounting and finance from the University of Vermont and is a Certified Public Accountant. Mr. Hunt is a citizen of the United States.

Apollo Participants

The current business address of each of Apollo, AMTG Manager and ARI Manager (collectively, the “Apollo Participants”) and their respective executive officers, directors or controlling persons, as applicable, is c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, New York 10019, and the business telephone number of each such entity or person is (212) 515-3200.

During the past five years none of the Apollo Participants or any of their respective executive officers, directors or controlling persons, as applicable, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Apollo

For the names and material occupations, positions, offices or employment during the past five years of the directors and executive officers of Apollo, see the information set forth under Item 10—Directors, Executive Officers and Corporate Governance in Apollo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 29, 2016 incorporated herein by reference. All of the directors and executive officers of Apollo are citizens of the United States, except for Pauline Richards, who is a Bermuda resident with British and Canadian citizenship.

AMTG Manager

The sole managing member of AMTG Manager is Apollo Capital Management, L.P., a Delaware limited partnership.

The names and material occupations, positions, offices or employment during the past five years of the executive officers of AMTG Manager are as follows:

Michael A. Commaroto—President and Chief Executive Officer. For more information regarding Mr. Commaroto’s employment history, see the information set forth above under Item 3 “Identity and Background of Filing Persons—AMTG”.

Chris Weidler—Chief Financial Officer. For more information regarding Mr. Weidler’s employment history, see the information set forth above under Item 3 “Identity and Background of Filing Persons—Apollo”.

The ARI Manager

The sole managing member of the ARI Manager is Apollo Global Real Estate Management, L.P., a Delaware limited partnership.

The names and material occupations, positions, offices or employment during the past five years of the executive officers of the ARI Manager are as follows:

Stuart A. Rothstein—President and Chief Executive Officer. For more information regarding Mr. Rothstein’s employment history, see the information set forth in the proxy statement/prospectus under the caption “Management and Board of Combined Company” incorporated herein by reference.

Chris Weidler—Chief Financial Officer. For more information regarding Mr. Weidler’s employment history, see the information set forth above under Item 3 “Identity and Background of Filing Persons—Apollo”.

ARI

The current business address of ARI and each of its executive officers and directors, is c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, New York 10019, and the business telephone number of each such entity or person is (212) 515-3200.

During the past five years none of ARI or any of its directors and executive officers have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the directors and executive officers of ARI are citizens of the United States.

For additional information regarding the employment history of the officers and directors of ARI, see the information set forth in the proxy statement/prospectus under the caption “Management and Board of Combined Company” incorporated herein by reference.

Merger Sub

The current business address of Merger Sub and each of its executive officers and directors, is c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, New York 10019, and the business telephone number of each such entity or person is (212) 515-3200.

During the past five years none of Merger Sub or any of its directors and executive officers have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the directors and executive officers of Merger Sub are citizens of the United States.

The names and material occupations, positions, offices or employment during the past five years of the directors and executive officers of Merger Sub are as follows:

Stuart A. Rothstein—Director, President and Chief Executive Officer. For more information regarding Mr. Rothstein’s employment history, see the information set forth in the proxy statement/prospectus under the caption “Management and Board of Combined Company” incorporated herein by reference.

Megan B. Gaul—Chief Financial Officer, Treasury and Secretary. For more information regarding Ms. Gaul’s employment history, see the information set forth in the proxy statement/prospectus under the caption “Management and Board of Combined Company” incorporated herein by reference.

Item 4.	Terms of the Transaction (Regulation M-A Item 1004)

(a) Material Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The AMTG Special Meeting”

“The Mergers and Related Transactions”

“The Agreements—Description of the Merger Agreement”

“Comparison of Stockholder Rights”

“Description of ARI Common Stock”

“Description of the ARI Series C Preferred Stock”

Annex A —Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.

(c) Different Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

“The Mergers and Related Transactions—Interests of ARI’s Directors and Officers in the Transaction”

(d) Appraisal Rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary— Stockholder Appraisal Rights in the Mergers”

“No Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Listing of Newly Issued ARI Common Stock”

“Summary—Listing of Newly Issued ARI Series C Preferred Stock”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Common Stock”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Series C Preferred Stock”

“Description of ARI Common Stock”

“Description of the ARI Series C Preferred Stock”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a) Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

“The Mergers and Related Transactions—Relationships among Apollo, AMTG, ARI and Athene”

“The Mergers and Related Transactions—Other Compensation Arrangements”

In the fiscal year that ended December 31, 2014, Mark C. Biderman received $65,000 in cash and $215,984 in restricted shares of ARI common stock (being based on the aggregate grant date fair value of awards of restricted shares of ARI common stock granted in 2014 and computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718) from ARI as compensation for serving as a member of the ARI Board. In the fiscal year that ended December 31, 2015, Mark C. Biderman received $65,000 in cash and $224,796 in restricted shares of ARI common stock (being based on the aggregate grant date fair value of awards of restricted shares of ARI common stock granted in 2015 and computed in accordance with FASB ASC Topic 718) from ARI as compensation for serving as a member of the ARI Board.

On December 29, 2015 and on March 15, 2016, ARI granted ARI restricted stock units to James E. Galowski with respect to 5,547 shares and 5,095 shares, respectively, of ARI common stock that are subject to vesting.

(b)-(c) Significant Corporate Events, Negotiations or Contacts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions—ARI’s Reasons for the Transaction”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

Representatives of Apollo and AMTG Manager had discussions with James E. Galowski regarding his willingness to serve as a member of the AMTG Board prior to Mr. Galowski’s nomination and election to the AMTG Board.

(e) Agreements Involving the Subject Company’s Securities.

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

“Certain Other Beneficial Owners of AMTG Common Stock”

The AMTG Board has established an exemption from the ownership limitations contained in the AMTG charter that permits Apollo and certain of its affiliates to collectively hold up to 25% of the outstanding shares of AMTG common stock.

Item 6.	Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006)

(b) Use of Securities Acquired. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Mergers and Related Transactions —Delisting and Deregistration of AMTG Capital Stock”

“The Agreements—Description of the Merger Agreement—Form, Effective Time and Closing of the Mergers”

“The Agreements—Description of the Merger Agreement—Merger Consideration; Treatment of Securities”

(c)(1)-(8) Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions—ARI’s Reasons for the Transaction”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Common Stock”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Series C Preferred Stock”

“The Mergers and Related Transactions —Delisting and Deregistration of AMTG Capital Stock”

“Management and Board of Combined Company”

Annex A—Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.

Item 7.	Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a) Purposes. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions—ARI’s Reasons for the Transaction”

(b) Alternatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions—ARI’s Reasons for the Transaction”

(c) Reasons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions—ARI’s Reasons for the Transaction”

(d) Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions—ARI’s Reasons for the Transaction”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Common Stock”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Series C Preferred Stock”

“The Mergers and Related Transactions —Delisting and Deregistration of AMTG Capital Stock”

“The Agreements—Description of the Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Mergers”

“Management and Board of the Combined Company”

Item 8.	Fairness of the Transaction (Regulation M-A Item 1014)

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions— Position of the Transaction Parties as to the Fairness of the Mergers”

“The Mergers and Related Transactions— Opinion of the Financial Advisor to the AMTG Special Committee”

“The Mergers and Related Transactions—ARI’s Reasons for the Transaction”

“The Mergers and Related Transactions—Opinion of the Financial Advisor to the ARI Special Committee”

Annex G—Opinion of Morgan Stanley

Annex H—Opinion of Houlihan Lokey Capital, Inc.

(c) Approval of Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The AMTG Special Meeting—Vote Required for Approval; Quorum”

“The Agreements—Description of the Merger Agreement”

(d) Unaffiliated Representatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Mergers and the Special Meeting”

“The AMTG Special Meeting—Recommendation of the AMTG Board”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions— Opinion of the Financial Advisor to the AMTG Special Committee”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

Annex G—Opinion of Morgan Stanley

(e) Approval of Directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Mergers and the Special Meeting”

“The AMTG Special Meeting—Recommendation of the AMTG Board”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions— Opinion of the Financial Advisor to the AMTG Special Committee”

“The Mergers and Related Transactions— Opinion of the Financial Advisor to the ARI Special Committee”

Annex G—Opinion of Morgan Stanley

Annex H—Opinion of Houlihan Lokey Capital, Inc.

The presentations of Morgan Stanley & Co. LLC to the special committee of the AMTG Board dated January 15, 2016, January 25, 2016, February 2, 2016, February 9, 2016, February 24, 2016 and February 25, 2016, are attached hereto as Exhibits (c)(3) through (c)(8), respectively, and are incorporated by reference herein.

The preliminary discussion materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated January 6, 2016, January 21, 2016, February 7, 2016 and February 23, 2016, and the presentation of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 25, 2016, are attached hereto as Exhibits (c)(9) through (c)(13), respectively, and are incorporated by reference herein.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of AMTG during its regular business hours by any interested holder of shares of AMTG common stock or representative who has been designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a)-(b) Source of Funds; Conditions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Agreements—Description of the Merger Agreement”

“The Agreements—Description of the Asset Purchase Agreement”

“The Agreements—Description of the Bridge Loan Commitment”

Annex A—Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.

There are no alternative financing arrangements or alternative financing plans contemplated by the Filing Persons.

(c) Expenses.

The following is an estimate of the fees and expenses incurred or to be incurred by AMTG in connection with the transactions contemplated by the merger agreement:

Description	Amount (in millions)
Financial, legal, accounting and tax advisory fees and expenses	$4.46
Proxy solicitation, printing and mailing costs	0.03
Filing fees	0.02
Special Committee fees	0.13
Miscellaneous	0.05

Total	$4.69

The following is an estimate of the fees and expenses incurred or to be incurred by ARI in connection with the transactions contemplated by the merger agreement:

Description	Amount (in millions)
Financial, legal, accounting and tax advisory fees and expenses	$5.95
Proxy solicitation, printing and mailing costs	0.03
Filing fees	0.02
Special Committee fees	0.17
ARI Manager fees	0.50
Financing fee	0.50

Total	$7.17

Subject to the payment of the termination fee and expenses payable by AMTG to ARI under certain circumstances, the merger agreement generally provides all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those fees and expenses; however, ARI and AMTG will share equally all expenses relating to the printing, filing and mailing of the proxy statement/prospectus and certain transfer taxes and other similar expenses. For more information regarding payment of the termination fee and expenses payable by AMTG to ARI, see the information set forth in the proxy statement/prospectus under the caption “The Agreements—Description of the Merger Agreement—Termination Fee and Expenses Payable by AMTG to ARI” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Financing of the Mergers”

“The Agreements—Description of the Asset Purchase Agreement”

“The Agreement—Description of the Bridge Loan Commitment”

Item 11.	Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a) Securities Ownership. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Certain Beneficial Owners of AMTG Common Stock”

“Certain Other Beneficial Owners of AMTG Common Stock”

(b) Securities Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“The Mergers and Related Transactions—Other Compensation Arrangements”

The following table shows grants of shares of AMTG restricted stock made to executive officers and directors of AMTG on April 1, 2016 pursuant to the AMTG 2011 Equity Incentive Plan.

Name	Number of Shares of Restricted Stock	Price Per Share
Mark C. Biderman	2,819	$0
Thomas D. Christopoul	2,819	$0
Fredrick J. Kleisner	2,819	$0
Hope S. Taitz	2,819	$0

Item 12.	The Solicitation or Recommendation (Regulation M-A Item 1012)

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The AMTG Special Meeting”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions—ARI’s Reasons for the Transaction”

“The Mergers and Related Transactions—Voting by AMTG’s Directors and Officers”

“The Mergers and Related Transactions—Voting by Apollo Participants and ARI’s Directors and Officers”

(e) Recommendation of Others. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The AMTG Special Meeting”

“The Mergers and Related Transactions —Background of the Transaction”

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions—ARI’s Reasons for the Transaction”

Item 13.	Financial Statements (Regulation M-A Item 1010)

(a) Financial Information. The audited financial statements set forth in AMTG’s Annual Reports on Form 10-K for the years ended December 31, 2014 and December 31, 2015 are incorporated by reference herein. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Selected Historical Financial Data”

“Comparative Per Share Data”

“Ratio of Earnings to Combined Fixed Charges”

“Where You Can Find More Information; Incorporation by Reference”

(b) Pro Forma Information. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Selected Unaudited Pro Forma Condensed Combined Financial Information”

“Pro Forma Financial Information”

“Comparative Per Share Data”

“Ratio of Earnings to Combined Fixed Charges”

Item 14.	Persons/Assets, Retained, Employed, Compensated and Used (Regulation M-A Item 1009)

(a)-(b) Solicitations and Recommendations; Employees and Corporate Assets. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary—Relationships among Apollo, AMTG, ARI and Athene”

“The AMTG Special Meeting—Solicitation of Proxies”

“The Mergers and Related Transactions —Background of the Transaction””

“The Mergers and Related Transactions—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“The Mergers and Related Transactions— Interests of ARI’s Directors and Officers in the Transaction”

“The Mergers and Related Transactions—Relationships among Apollo, AMTG, ARI and Athene”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

“The Agreements—Description of Letter Agreements with the Managers”

Item 15.	Additional Information (Regulation M-A Item 1011)

(b) The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Interests of AMTG’s Directors and Officers in the Transaction”

“Summary—Interests of ARI’s Directors and Officers in the Transaction”

“Proposals Submitted to AMTG Stockholders—Merger-Related Named Executive Officer Compensation Proposal”

“The Mergers and Related Transactions—Interests of AMTG’s Directors and Officers in the Transaction”

“The Mergers and Related Transactions— Interests of ARI’s Directors and Officers in the Transaction”

(c) Other Material Information. The information set forth in the proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits (Regulation M-A Item 1016)

(a)(1) The preliminary proxy statement/prospectus of AMTG (incorporated by reference to Form S-4 filed by ARI on April 6, 2016 (Registration No. 333-210632))

(a)(2) Form of Proxy Card (incorporated by reference to the proxy statement/prospectus)

(a)(3) Letter to AMTG Stockholders (incorporated by reference to the proxy statement/prospectus)

(a)(4) Notice of Special Meeting of Stockholders (incorporated by reference to the proxy statement/prospectus)

(a)(5) Joint Press Release of ARI and AMTG, dated February 26, 2016 (incorporated by reference to Exhibit 99.1 to AMTG’s Current Report filed on Form 8-K with the SEC on February 26, 2016)

(a)(6) Presentation (incorporated by reference to ARI’s filing on March 8, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(7) Transcript of a question and answer session during a conference on financial institutions sponsored by RBC Capital Markets held on March 8, 2016 (incorporated by reference to ARI’s filing on March 9, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(8) Presentation (incorporated by reference to ARI’s filing on March 18, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(9) Email from AMTG to Apollo on February 26, 2016 (incorporated by reference to AMTG’s filing on February 26, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(10) Presentation (incorporated by reference to ARI’s filing on March 18, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(11) Item 10—Directors, Executive Officers and Corporate Governance in Apollo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 29, 2016 (File No. 001-35107).

(b)(1) Commitment Letter, dated as of February 26, 2016, by and between Apollo Commercial Real Estate Finance, Inc. and Athene USA Corporation (incorporated by reference to the proxy statement/prospectus)

(c)(1) Opinion of Morgan Stanley & Co., LLC, dated February 25, 2016 (incorporated by reference to the proxy statement/prospectus)

(c)(2) Opinion of Houlihan Lokey Capital, Inc., dated February 25, 2016 (incorporated by reference to the proxy statement/prospectus)

(c)(3) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated January 15, 2016

(c)(4) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated January 25, 2016

(c)(5) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 2, 2016

(c)(6) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 9, 2016

(c)(7) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 24, 2016

(c)(8) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 25, 2016

(c)(9) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board dated January 6, 2016

(c)(10) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated January 21, 2016

(c)(11) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 7, 2016

(c)(12) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 23, 2016

(c)(13) Presentation of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 25, 2016

(d) Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc. (incorporated by reference to the proxy statement/prospectus)

(f) None

(g) None

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 6, 2016

APOLLO RESIDENTIAL MORTGAGE, INC.

By:	/s/ Michael A. Commorato
	Name:	Michael A. Commorato
	Title:	President and Chief Executive Officer

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
	Name:	Stuart A. Rothstein
	Title:	President and Chief Executive Officer

ARROW MERGER SUB, INC.

By:	/s/ Stuart A. Rothstein
	Name:	Stuart A. Rothstein
	Title:	President and Chief Executive Officer

ARM MANAGER, LLC

By:	/s/ Jessica L. Lomm
	Name:	Jessica L. Lomm
	Title:	Vice President

ACREFI MANAGEMENT, LLC

By:	/s/ Jessica L. Lomm
	Name:	Jessica L. Lomm
	Title:	Vice President

APOLLO GLOBAL MANAGEMENT, LLC

By:	/s/ John J. Suydam
	Name:	John J. Suydam
	Title:	Chief Legal Officer